November 14, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:                             Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Athlon Energy Inc. (“Athlon”) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 14, 2013.  This disclosure can be found on page 38 of the Quarterly Report on Form 10-Q and is incorporated by reference herein. Athlon made such disclosure based on information provided by other companies that may be deemed to be under common control with Athlon, and not because of any conduct by Athlon.

Very truly yours,

/s/ Robert C. Reeves

Robert C. Reeves
President and Chief Executive Officer

Athlon Energy | 420 Throckmorton, Suite 1200, Fort Worth, Texas 76102 | athlonenergy.com